UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PRESS RELEASE

ARCADIS ACQUIRES U.K. CONSULTING COMPANY

ARNHEM, THE NETHERLANDS — August 1, 2006 — ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that it has acquired Berkeley Consulting, a Surrey, U.K.-based quantity surveying and project management firm, through its U.K.- based project management firm AYH. Berkeley employs approximately 100 people in four offices spread throughout the U.K. The company has gross revenues of €10 million and has shown solid growth over the past years with strong operating margins. The transaction is expected to be immediately accretive to earnings per share. Further financial details were not disclosed.

Berkeley provides quantity surveying, dispute resolution and project management services. Its client base includes predominantly prime public sector clients and regulated utilities.

Commenting on the acquisition, ARCADIS board member Michiel Jaski said: “Berkeley Consulting brings to us a good opportunity to expand our U.K. project management business. Also important is that Berkeley provides us access to the U.K. infrastructure market, creating synergy opportunities with other parts of ARCADIS. This acquisition fits nicely into our strategy to grow our higher value-added services.”

Tony Foster of Berkeley Consulting added: “We have been very successful developing our business in the U.K. market, but we believe we can accelerate growth by joining a larger firm. The access to additional technology and experience that will come from joining ARCADIS will be beneficial for our clients. In addition, we believe this transaction will provide new growth opportunities for our staff as well.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over €1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at jslooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: August 2, 2006	By:	/s/ J.M. van Bergen-van Kruijsbergen
J.M. van Bergen-van Kruijsbergen Company Secretary